ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED MAY 26, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-132861
VERASUN ENERGY CORPORATION
COMMON STOCK
     VeraSun Energy Corporation is providing you with the following information in connection with its initial public offering.
     The anticipated initial public offering has been increased from the amount stated in our preliminary prospectus dated May 26, 2006 to 18,250,000 shares of common stock. The number of shares being offered by us remains at 11,000,000 shares, and the number of shares being offered by the selling shareholders has increased to 7,250,000 shares.
     The anticipated initial public offering price range also has increased. We anticipate that the initial public offering price will be between $21.00 and $22.00 per share. Based on an assumed initial public offering price of $21.50 (the midpoint of the range), we estimate that our net proceeds from our sale of 11,000,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $216.8 million. Our intended use of proceeds is not affected by the increase in the anticipated initial public offering price.
     To review a filed copy of our current registration statement, click on the following link:
http://www.sec.gov/Archives/edgar/data/1343202/000089102006000152/v18617a5sv1za.htm
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-584-6837 (Retail Investors) or 1-866-718-1649 (Institutional Investors).
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